UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___August 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated August 5, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  August 5, 2004

                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson, Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE 04-23

                                      FRG – Toronto Stock Exchange

       FRR – Frankfurt Stock Exchange

August 5, 2004

FRONTEER AND ALTIUS COMMENCE 12,800 LINE KILOMETRE AIRBORNE

SURVEY IN LABRADOR

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) and Altius Minerals Inc. (ALS-TSXV) are pleased to report commencement of a 12,800 line kilometer airborne magnetic and radiometric survey on their Post Hill – Michelin property in the Central Mineral Belt of Labrador.  Fugro Airborne Surveys was contracted to complete the survey, results from which are anticipated within three weeks.

A geophysical survey of this type, using modern methods, will provide for the first time, a level of detail capable of highlighting centers of IOCG (iron oxide-copper-gold) mineralization/alteration, as well as areas of uranium mineralization.  Four to six weeks of field work following up on geophysical targets will commence in early September with the objective of defining drill targets that may be tested as early as this winter, 2005.

The Post Hill – Michelin property is 73,425 hectares (181,433 acres) in size and consists of 2,937 mineral claims, most of which are contiguous.  This mineral tenure covers hundreds of uranium, copper, molybdenum and gold occurrences in Proterozoic rocks that appear to correlate with rocks of the prolific IOCG Kiruna Belt of Sweden.  The property also includes the historical Post Hill (Nash Main and Inda Lake) and Michelin uranium deposits which contain significant tonnages of 0.16% and 0.13% U3O8 mineralization, respectively.  These historic uranium resources may indicate proximity to an undiscovered IOCG deposit.

The property also contains a 1200-meter long uranium rich boulder field (discovered by Brinex in the 1970’s), which was sampled by Fronteer and Altius during the 2003 field season.  Boulder samples returned grades of 28.20% U3O8 and 11.90% U3O8.  These grades of mineralization are comparable to those at the Cigar Lake and McArthur River uranium deposits in Saskatchewan.  It is anticipated that the results of this geophysical survey will help locate the source of these uranium rich boulders.

Fronteer is a Discovery-Stage exploration company with clear and immediate growth potential.  With an outstanding project portfolio and a solid management team, Fronteer is poised for success.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Dr Richard Hall P.Geo is the qualified person for this project.  Uranium resources referred to for the Post Hill and Michelin Deposits are historical in nature, not compliant with NI 43-101and should not be relied upon.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.